Exhibit 99.2

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: January 26, 2012

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Results of a Re-convened Shareholders’ Meeting (including Transactions with a Controlling Shareholder)

1.	In the shareholders’ meeting re-convened on January 26, 2012, notice of which was reported on a form with reference number 2012-01-022038 and the agenda of which is:

Number	Item for Vote	Result	Voting
1.	Approval of entry into an agreement with Norstar Holdings Inc., the Company’s controlling shareholder	Approved	Total number of votes cast 131,019,571	Total number of shares voted For 127,270,211 97.14%		Total number of shares voted Against 3,744,714 2.86	%**

Substance of Proposed Resolution:

It is proposed that an agreement be entered into with Norstar (the “Proposed Gazit-Norstar Agreement”), which will include the three elements set forth below: (a) the approval of a management agreement between the Company and Norstar Israel Ltd., a wholly-owned subsidiary of Norstar (“Norstar Israel” and together with Norstar, the “Norstar Group”); (b) the amendment of the existing non-competition provisions between the Company and the Norstar Group; and (c) the grant of registration rights to Norstar in connection with the Company’s securities held by Norstar (including through wholly-owned subsidiaries).

			Excluding controlling shareholders votes cast 39,503,052	Excluding controlling shareholders For 35,753,692 90.51	%*	Excluding controlling shareholders Against 3,744,714 9.48	%*

*	Voting percentages exclude shares held by controlling shareholders, as under Israeli law a majority which excludes such shareholders is required for the resolution to pass.
**	If the total number of shares voting against, out of the total issued and outstanding shares and voting rights of the Company is calculated on a percentage basis, the figure is 2.42%.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.